Exhibit

Exhibit Description

99.1	Announcement on 2014/04/30: Important Resolutions from 12th term 16th Board Meeting

99.2	Announcement on 2014/04/30: The Board of Directors resolved the issuance of unsecured straight corporate bonds

99.3	Announcement on 2014/04/30: UMC announced its unconsolidated operating results for the first quarter of 2014

99.4	Announcement on 2014/05/07: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2014/05/07: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2014/05/15: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2014/05/20: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2014/05/27: Represent subsidiary UMC Capital Corporation to announce the board of directors approves the investment in TransLink Capital Partners III, L.P.

99.9	Announcement on 2014/05/09: April Revenue

99.10	Announcement on 2014/05/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Important Resolutions from 12th term 16th Board Meeting

1. Date of occurrence of the event: 2014/04/30
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1)	Approved 1Q 2014 Financial Statement.

The Company’s consolidated revenue for the first quarter of 2014 was NT$31,694 million and net income attributable to the stockholders of the parent was NT$1,180 million, with EPS of NT$0.09.

(2) Approved this round’s capital budget execution of NTD 10,746 million towards capacity deployment.

(3) Approved the issuance of unsecured straight corporate bonds, the total amount of the issue is no more than NT$10,000 million.

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.2

The Board of Directors resolved the issuance of unsecured straight corporate bonds

1. Date of the board of directors resolution: 2014/04/30
2.Name ¡i—nth issue of (secured, unsecured) corporate bonds of        Co.¡j: United Microelectronics Corporation unsecured straight corporate bonds
3. Total amount of the issue: no more than NT$10,000 million
4. Face value: temporarily set at NT$1 million each
5. Issue price: at par
6. Issue period: To be decided based on market condition
7. Issue coupon/interest rate: To be decided based on market condition
8. Types, names, monetary amounts of security or collateral and stipulations thereupon: N/A
9. Use of the funds raised by the offering and utilization plan: Repay debts
10. Underwriting method: No public offering
11. Trustees for the bonds: To be decided
12. Underwriter or distributing agent institution: None
13. Guarantor(s) for the issue: None
14. Institution serving as agent for payment of the principal and interest: To be decided
15. Certifying institution: None
16. Where convertible into shares, the rules for conversion: N/A
17. Resale conditions: None
18. Repurchase conditions: None
19. The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A
20. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: N/A
21. Any other matters that need to be specified:

UMC Chairman, or the person delegated by the UMC Chairman, is authorized to decide or adjust the details about the total issue amount (can be in installments), the issue date, pricing, and other relevant terms.

Exhibit 99.3

UMC announced its unconsolidated operating results for the first quarter of 2014

1. Date of occurrence of the event: 2014/04/30
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

UMC Reports First Quarter 2014 Results 1Q Results Top Guidance on Better than Expected Demand, Momentum Continues into 2Q

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2014.

Revenue was NT$31.69 billion, with gross margin at 18.6% and operating margin at 3.0%. Net income attributable to the stockholders of the parent was NT$1.18 billion, with earnings per ordinary share of NT$0.09.

Mr. Po-Wen Yen, CEO of UMC, said “In the first quarter of 2014, UMC recorded NT$28.71 billion in revenue from the foundry segment, with operating margin from foundry operations of 4.0%. Wafer shipments reached 1.258 million 8-inch equivalent wafers.”

CEO Yen added, “In a seasonally quiet quarter, UMC’s first quarter of 2014 foundry performance exceeded guidance, driven by continuous chip demand that brought overall capacity utilization to 81%. Growth was led by the computing sector. As a result, contribution from 65nm and below technologies represented 51% of sales, including 20% from 40nm. For 28nm, our communication and consumer customers continue to be encouraged by our sustained yield improvement. While the average 28nm yields have shown stable performance, the continuous rise in our peak wafer yields will be a convincing factor for customers to enter pilot production in the coming months. UMC also continues to focus on capturing fast growing opportunities and further expanding our market share in China. Recently, UMC hosted its 2014 China Technology Forum in Shanghai to demonstrate our manufacturing excellence and comprehensive coverage of semiconductor applications. With 20 years of pure-play foundry experience, our technology leadership in logic and specialty solutions will help us gain additional design-wins in the Chinese fabless industry.”

CEO Yen continued, “For the second quarter of 2014, UMC will benefit from the continued growth in customer demand, especially from the communication segment. We expect increased wafer shipments and higher capacity utilization rates to drive better profitability. At the leading-edge, 40nm demand continues to show strength while 28nm business is gaining momentum. We are confident that our engineering team’s steady progress in 28nm yield enhancement activities will help UMC to capture key business and achieve strategic goals in the near future. We will continue to execute and take the necessary steps to propel our future growth. In the long run, we will further strengthen our technology solutions and service quality to enhance shareholder returns.”

Second Quarter of 2014 Outlook & Guidance:
Foundry Segment Wafer Shipments: To increase by low-teens percentage range
Foundry Segment ASP in US$: To remain flat
Foundry Segment Profitability: Gross profit margin will be in the mid-20 percentage range
Foundry Segment Capacity Utilization: High-80% range
2014 CAPEX for Foundry Segment: US$1.1bn to US$1.3bn
Guidance to New Business Segment: Revenue to be approximately NT$3bn and operating loss to be approximately NT$0.45bn
8. Countermeasures: N/A
9. Any other matters that need to be specified: N/A

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/04/01~2014/05/07
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $809,453,675 NTD; total transaction price: $809,453,675 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd. c/o ASML Netherlands B.V.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/03/13~2014/05/07
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 656,364,588 NTD; total transaction price: $ 656,364,588 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2013/10/04~2014/05/15
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 577,281,735 NTD; total transaction price: $ 577,281,735 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/05/19~2014/05/20
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 2,520,364,640 NTD; total transaction price: $ 2,520,364,640 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd. c/o ASML Netherlands B.V.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.8

Represent subsidiary UMC Capital Corporation to announce the board of directors approves the investment in TransLink Capital Partners III, L.P.

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield):

TransLink Capital Partners III, L.P.
Venture Capital Fund structured as limited partnership

2. Date of occurrence of the event: 2013/10/30-2014/05/27
3. Volume, unit price, and total monetary amount of the transaction: trading volume: NA (due to nature of limited partnership); unit price: NA (due to nature of limited partnership); commitment amount USD20,000,000
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TransLink Capital Partners III, L.P. investment booked under equity method
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: NA
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): NA
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NA
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Capital contributions by capital call notice; None
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Commitment to the fund at its 1st and 2nd closing; according to subscription agreement; Board of Directors
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: NA (due to nature of limited partnership); amount: USD20,000,000; percentage of holdings: about 29.29%; status of any restriction of rights: None
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of long term securities investment to total assets: 1.32%

Ratio of long term securities investment to shareholder’s equity: 1.87%

Operating capital as shown in the most recent financial statement: NTD 47,518,065,000

13. Broker and broker’s fee: none
14. Concrete purpose or use of the acquisition or disposition: Long-term investment
15. Net worth per share of company underlying securities acquired or disposed of: NA
16. Do the directors have any objection to the present transaction?: none
17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: no
18. Any other matters that need to be specified: no

Exhibit 99.9

United Microelectronics Corporation
May 9, 2014

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of April 2014.

1)	Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%
April	Net sales	11,528,740	10,280,727	1,248,013	12.14%
2014	Net sales	43,222,325	38,062,143	5,160,182	13.56%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,400,000	1,400,000	42,689,257
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.10

United Microelectronics Corporation
For the month of April, 2014

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of shares as	Number of shares as of
Title	Name	of Mar. 31, 2014	Apr. 30, 2014	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Number of
		shares pledged as	Number of shares
		of	pledged as of
Title	Name	Mar. 31, 2014	Apr. 31, 2014	Changes
Vice President	S C Chien	1,000,000	0	(1,000,000)